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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UNIONBANCORP, INC. (Name of Issuer)
Common Stock, $1.00 par value per share (Title of Class of Securities)
908908106 (CUSIP Number)
Patrick J. Bruks, 330 North Wabash Ave., Suite 2200, Chicago, IL 60611 (312) 840-7090 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 2, 2002 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 908908106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paula Wolff

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions):
PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power:
0

		8.	Shared Voting Power:
672,981 (See Items 2 and 5)

		9.	Sole Dispositive Power:
0

		10.	Shared Dispositive Power:
672,981 (See Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
672,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
/ / (See Item 5)

13.	Percent of Class Represented by Amount in Row (11):
16.9% (See Item 5)

14.	Type of Reporting Person (See Instructions):
IN (See Item 2)

CUSIP No. 908908106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Wayne W. Whalen

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions):
PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power:
0

		8.	Shared Voting Power:
672,981 (See Items 2 and 5)

		9.	Sole Dispositive Power:
0

		10.	Shared Dispositive Power:
672,981 (See Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
672,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
/ / (See Item 5)

13.	Percent of Class Represented by Amount in Row (11):
16.9% (See Item 5)

14.	Type of Reporting Person (See Instructions):
IN (See Item 2)

CUSIP No. 908908106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
WPW Associates, L.P., a Georgia Limited Partnership

2.	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions):
PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Georgia

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power:
36,950 (See Items 2 and 5)

		8.	Shared Voting Power:
0

		9.	Sole Dispositive Power:
36,950 (See Items 2 and 5)

		10.	Shared Dispositive Power:
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
672,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
/ / (See Item 5)

13.	Percent of Class Represented by Amount in Row (11):
16.9% (See Item 5)

14.	Type of Reporting Person (See Instructions):
PN (See Item 2)

ITEMS TO SCHEDULE 13D

Item 1 Security and Issuer.

    This Statement relates to the common stock, $1.00 par value per share (the "Union Common Stock") of UnionBancorp, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 122 West Madison Street, Ottawa, Illinois 61350.

Item 2. Identity and Background.

    The undersigned, Paula Wolff ("Wolff"), and Wayne W. Whalen, Wolff's husband ("Whalen"), and WPW Associates, L.P., a Georgia limited partnership ("WPW" and collectively with Wolf and Whalen, the "Reporting Persons"), hereby file this Amendment No. 4 to their previously filed Schedule 13D. The Reporting Persons originally filed a Schedule 13D to which this Amendment No. 4 relates on October 10, 1996 with respect to their ownership of Union Common Stock. Whalen and Wolff filed an Amendment No. 1 to such Schedule 13D on March 6, 2000, Whalen and Wolff filed an Amendment No. 2 to such Schedule 13D on October 23, 2000, and Whalen & Wolff filed an Amendment No. 3 to such Schedule 13D on October 19, 2001. Wolff and Whalen are the general partners of WPW and, in such capacity, each owns one percent of the outstanding partnership interests of WPW. Wolff and Whalen are each citizens of the United States and reside at 4920 S. Greenwood, Chicago, Illinois 60615. At the present time, Wolff is an executive with Chicago Metropolitan 2020, which is a not-for-profit organization located in Chicago, Illinois. Whalen is a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 W. Wacker Drive, Chicago, Illinois 60606. WPW is a family limited partnership established and funded by Wolff and Whalen in 1996 for estate planning purposes. The address of its principal business and principal office is 4920 S. Greenwood, Chicago, Illinois 60615. During the last five years, neither WPW, nor Wolff, nor Whalen (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    The consideration used by Wolff and Whalen on their own behalf and on behalf of their children (the "WW Children") to purchase the shares of Union Common Stock subject to this Statement came from their personal funds.

Item 4. Purpose of Transaction.

    The shares of Union Common Stock subject to this Statement are held by Wolff, Whalen and their children solely for investment purposes.

    Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities or Issuer.

(a)
Between October 26, 2000 and January 4, 2002, (i) Whalen and Wolff jointly purchased 47,200 shares of Union Common Stock at an average price of $14.04, which represents 1.2% of the issued and outstanding shares of Union Common Stock; (ii) Whalen and Wolff also purchased on behalf of their children, 4,000 shares of Union Common Stock at an average price of $14.00, which represents .1% of the issued and outstanding shares of Union Common Stock; and (iii) Wolff as custodian of UTMA accounts for certain WW Children purchased 4,000 shares of Union Common Stock at an average price of $14.00 which represents .1% of the issued and outstanding shares of Union Common Stock. In sum, between October 26, 2001 and January 4, 2002, Whalen and Wolff beneficially acquired 47,200 shares of Union Common Stock at an average price of $14.04 which represents 1.2% of the issued and outstanding shares of Union Common Stock and which shares of Union Common Stock are the subject of this Amendment. The total purchases of the Reporting Persons since their last Schedule 13D filing did not however exceed, in the aggregate, more than 1% of the issued and outstanding shares of Union Common Stock until January 2, 2002. In addition, the Reporting Persons own 617,781 shares of Union Common Stock which represent 15.5% of the issued and outstanding shares of Union Common Stock. Such ownership was previously reported on a Schedule 13D filed on October 10, 1996 as amended on March 6, 2000, October 23, 2000, and October 19, 2001.

  In aggregate, the Reporting Persons currently beneficially own a total of 672,981 shares of Union Common Stock representing, collectively, 16.9% of the issued and outstanding shares of Union Common Stock.

  The number of shares of Union Common Stock beneficially owned by the Reporting Persons and reported in this Amendment does not include 1,381 shares of Company's convertible preferred stock owned by WPW.

(b)
Whalen and Wolff may each be deemed to share voting and dispositive power with respect to 672,981 shares of Union Common Stock. WPW may be deemed to have sole voting and dispositive power with respect to 36,950 shares of Union Common Stock.

(c)
The following is a description of transactions effectuated by the Reporting Persons since the most recent Schedule 13D filing:

  (a) Wolff as custodian ("Wolff as UTMA Custodian") of UTMA accounts for certain WW children on 10/26/01 purchased 150 shares of Union Common Stock for $14.00 per share; (b) Wolff as UTMA Custodian on 10/26/01 purchased 850 shares of Union Common Stock for $14.00 per share; (c) Wolf as UTMA Custodian on 10/26/01 purchased 1,000 shares of Union Common Stock for $14.00 per share; (d) WW Child on 10/26/01 purchased 1,000 shares of Union Common Stock for $14.00 per share; (e) WW Child on 10/26/01 purchased 1,000 shares of Union Common Stock for $14.00 per share; (f) Whalen and Wolff on 10/129/01 purchased 7,500 shares of Union Common Stock for $14.05 per share; (g) WW Child on 10/29/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (h) Wolff as UTMA Custodian on 10/30/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (i) WW Child on 10/31/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (j) Wolff as UTMA Custodian on 10/31/01 purchased 500 shares of Union Common Stock at $14.00 per share; (k) Wolff as UTMA Custodian on 10/31/01 purchased 100 shares of Union Common Stock at $14.00 per share; (l) Wolff as UTMA Custodian on 10/31/01 purchased 400 shares of Union Common Stock at $14.00 per share; (m) Whalen and Wolff on 10/31/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (n) Whalen and Wolff on 11/05/01 purchased 300 shares of Union Common Stock at $14.00 per share; (o) Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (p) Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (q) Whalen and Wolff on 11/05/01 purchased 500 shares of Union Common Stock at $14.00 per share; (r) Whalen and Wolff on 11/05/01 purchased 500 shares of Union Common Stock at $14.00 per share; (s) Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (t) Whalen and Wolff on 11/05/01 purchased 1,500 shares of Union Common Stock at $14.00 per share; (u) Whalen and Wolff on 11/05/01 purchased 200 shares of Union Common Stock at $14.00 per share; (v)  Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (w) Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (x) Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (y) Whalen and Wolff on 11/05/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (z) Whalen and Wolff on 11/05/01 purchased 200 shares of Union Common Stock at $14.00 per share; (aa) Whalen and Wolff on 11/13/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (bb) Whalen and Wolff on 11/27/01 purchased 7,100 shares of Union Common Stock at $14.16 per share; (cc) Whalen and Wolff on 12/31/01 purchased 1,000 shares of Union Common Stock at $14.00 per share; (dd) Whalen and Wolff on 01/02/02 purchased 300 shares of Union Common Stock at $13.73 per share; (ee) Whalen and Wolff on 01/02/02 purchased 7,800 shares of Union Common Stock at $14.00 per share; (ff) Whalen and Wolff on 01/04/02 purchased 11,300 shares of Union Common Stock at $14.05 per share. All the foregoing transactions were effectuated in the open market.

(d)
Not applicable.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

    The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit A.	Copy of an Agreement between Wolff, Whalen and WPW to file this Statement on Schedule 13D on behalf of each of them.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE:	January 11, 2002 Chicago, Illinois	PAULA WOLFF /s/ Paula Wolff An Individual
DATE:	January 11, 2002 Chicago, Illinois	WAYNE W. WHALEN /s/ Wayne W. Whalen An Individual
DATE:	January 11, 2002 Chicago, Illinois	WPW. ASSOCIATES, L.P. a Georgia Limited Partnership
		By:	/s/ Wayne W. Whalen
		Name:	WAYNE W. WHALEN
		Title:	Partner

EXHIBIT A

AGREEMENT
TO
JOINTLY FILE SCHEDULE 13D

    The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of UnionBancorp, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

DATE:	January 11, 2002 Chicago, Illinois	PAULA WOLFF /s/ Paula Wolff An Individual
DATE:	January 11, 2002 Chicago, Illinois	WAYNE W. WHALEN /s/ Wayne W. Whalen An Individual
DATE:	January 11, 2002 Chicago, Illinois	WPW. ASSOCIATES, L.P. a Georgia Limited Partnership
		By:	/s/ Wayne W. Whalen
		Name:	Wayne W. Whalen
		Title:	General Partner

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  ITEMS TO SCHEDULE 13D
  Item 1 Security and Issuer .
  Item 2. Identity and Background .
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities or Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURE
EXHIBIT A AGREEMENT TO JOINTLY FILE SCHEDULE 13D